UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of June 2021

(Commission File.  No. 000-30718).

SIERRA WIRELESS, INC.
(Translation of registrant’s name in English)

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	☐	40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:	☐	No:	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:	☐	No:	☒

Sierra Wireless Announces New HL78 Series Modules Extending Leadership in Growing LPWA Market

New HL7810/12 LTE-M and NB-IoT modules offer best-in-class power consumption and the highest level of security while minimizing risk of industrial IoT deployment

VANCOUVER, British Columbia--(BUSINESS WIRE)--June 22, 2021--Sierra Wireless (NASDAQ: SWIR) (TSX: SW), a world leading IoT solutions provider, today announced the launch of its new HL78 Series modules – the HL7810 and HL7812, for battery powered and low power deployments that require deep area coverage such as smart energy solutions, smart city applications, asset tracking, commercial buildings, manufacturing, healthcare, and agriculture.

Adding to the success of the existing HL7800 and HL7802, the newly announced HL7810 and HL7812 modules, and the recently announced HL7845 module for smart energy solutions, all support 3GPP’s Release 14 enabling faster data speeds and further reducing power consumption.

A Large and Growing Market

According to a recent report, ‘ABI Research has found that shipments of asset trackers will increase by more than 50% annually through 2024, driven by growth in Low Power Wide Area (LPWA) technology,’ and another report by Market Watch states that the ‘Low-Power Wide-Area Network (LPWAN) market is projected to surpass USD 65 billion by 2025.’

The New Sierra Wireless HL7810/12 Series – The Next Generation of LPWA

Sierra Wireless’ new HL7810 and HL7812 LTE-M and NB-IoT modules for the industrial IoT offer the lowest power consumption in their class to support Cat-M1 and Cat-NB2 networks around the world and reduce operational and device maintenance costs. In addition, the modules feature a high transmit power of at least 23dBm to ensure coverage in even challenging locations such as remote rural areas and deep underground.

The modules also offer the highest level of end-to-end security, minimizing the risk of IoT solutions. Security is designed in from the start, with encrypted security keys now stored in a secure element for an added layer of protection from the edge to the cloud.

“With the launch of our new HL78 Series modules, the HL7810 and HL7812, Sierra Wireless continues to lead with the most innovative and secure LPWA module portfolio on the market,” said Jim Ryan, SVP Partnerships, Marketing & IoT Solutions, Sierra Wireless. “Furthermore, we found that they can provide customers with over ten years of battery life, reducing 80% of truck rolls needed for battery replacement.”

Simplifying IoT Projects with Global Connectivity and a Set of Edge and Cloud APIs

The HL78 Series can shorten development time and simplify product integration with the modules’ built-in connectivity (embedded SIM and optional connectivity services) and the most comprehensive set of simple APIs (Application Programing Interfaces) available at the edge and in the cloud. Furthermore, Sierra Wireless’ solutions are provisioned to securely connect to the cloud, enabling remote device monitoring and management.

“All the advantages of the HL78 Series module, combined with Sierra Wireless’ deep IoT expertise, worldwide presence, and willingness to work with us to grow our business, made our decision to select Sierra Wireless as our LPWA IoT connectivity solution partner a simple one,” said Emmanuel Torchy, Associate at iSwip.

“We chose Sierra Wireless because the company offered us a unique integrated solution,” said Peter Knapp, COO, LUCI. “The common form factor makes future product development faster, and the company’s global presence ensures we have the support we need. By using the HL7800 module, we were able to reduce our development time and shorten our time to market, and with Enhanced Carrier Connectivity, we are able to simplify deployment and optimize coverage of the product for our customers.”

Availability

The HL7810, HL7812 and HL7845 modules are sampling now, and are expected to be commercially available in Q4 of 2021.

For more information, visit: http://www.sierrawireless.com/HL78

To contact the Sierra Wireless Sales Desk, call +1 877-687-7795 or visit http://www.sierrawireless.com/sales.

Note to editors:

To view and download images of Sierra Wireless products, visit http://www.sierrawireless.com/newsroom/productimages.aspx.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is a leading IoT solutions provider that combines devices, network services and software to unlock value in the connected economy. Companies globally are adopting 4G, 5G and LPWA solutions to improve operational efficiency, create better customer experiences, improve their business models, and create new revenue streams. Sierra Wireless will work with you to develop the right industry-specific solution for your next IoT deployment whether it is an integrated solution to help connect edge devices to the cloud, a software/API service to manage processes with billions of connected assets, or a platform to extract real-time data to improve business decisions. With more than 25 years of cellular IoT experience, Sierra Wireless is the trusted partner globally to deliver your next IoT solution. For more information, visit www.sierrawireless.com.

Connect with Sierra Wireless on the IoT Blog at http://www.sierrawireless.com/iot-blog, on Twitter at @SierraWireless, on LinkedIn at https://www.linkedin.com/company/sierra-wireless and on YouTube at https://www.youtube.com/SierraWireless.

“Sierra Wireless” is a registered trademark of Sierra Wireless, Inc. Other product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements

This press release contains forward-looking statements. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations but involve risks and uncertainties. These statements may relate to, among other things: plans and timing for the introduction or enhancement of our products and services, future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans that are not historical fact. These statements are subject to numerous risks and uncertainties surrounding our business and the markets we operate in, including, but not limited to, changes in technology and market conditions and our ability to implement our strategy and successfully develop, manufacture and supply new products and services. Due to these many risks and uncertainties we cannot assure you that the forward-looking statements contained in this press release will be realized.

Contacts

Louise Matich
Sierra Wireless
Media Relations
phone: +1 236 979 2154
pr@sierrawireless.com

David Climie
Sierra Wireless
Investor Relations
phone: +1 604 321 1137
dclimie@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

	By:	/s/ Samuel Cochrane

Samuel Cochrane, Chief Financial Officer

Date: June 22, 2021